Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2 Date of Material Change

October 10, 2025.

Item 3 News Release

The press release attached as Schedule “A” was released on October 10, 2025 by a newswire company in Canada.

Item 4 Summary of Material Change

On October 10, 2025, Bitfarms Ltd. (“Bitfarms” or the “Company”) entered into Amendment No. 1 to the Loan and Security Agreement (the “Amendment”) with Macquarie Equipment Capital, Inc., a division of Macquarie Group’s Commodities and Global Markets’ business (“Macquarie”) and certain subsidiaries of the Company and lenders of the Company named therein. The Amendment modified the terms of the Company’s previously-announced private debt facility (the “Loan Agreement”) for up to $300 million with Macquarie to, among other things, limit the borrowers and guarantors under the Loan Agreement to certain subsidiaries of the Company holding project-specific assets, other than an unsecured guarantee of the Company and limited guarantees and collateral provided by certain subsidiaries of the Company in connection with the minimum cash requirements described below (the “Facility”). Bitfarms anticipates using the Facility’s funds to finance the development of its data center campus in Panther Creek, Pennsylvania, subject to the achievement of certain milestones and other conditions as set forth in the Facility.

Pursuant to the Amendment, Bitfarms will draw an additional $50 million from the Facility, subject to customary closing conditions, and will be able to draw on additional tranches of funding under the Facility subject to certain conditions, including the consent of Macquarie.

The Amendment further provides that, among other things:

●	The aggregate principal amount of $300 million in funding under the Facility is intended to fund the development of the data center project at Panther Creek.

●	The incremental $50 million tranche to be withdrawn from the Facility is to be drawn by a project-level indirect subsidiary and is secured by certain assets of the guarantors.

●	Certain of the U.S. and all of the Canadian direct and indirect subsidiaries of the Company that had previously guaranteed obligations of the Company under the Facility and pledged certain assets to secure those guarantees have been released from their guarantees and pledges.

●	In connection with entering into the Amendment, Macquarie will receive warrants for the purchase of $10 million in shares of Bitfarms at a strike price equal to a 25% premium, in each case, based on the volume weighted average of the trailing 5 trading days’ closing price (subject to a minimum strike price floor equal to the last closing price of Bitfarms’ shares on the Nasdaq/TSX) and with a tenor of five years. The warrants and underlying shares are subject to customary registration rights for the resale of the underlying shares.

●	The Loan Agreement as modified by the Amendment includes various customary affirmative and negative covenants , including restrictions on dispositions, dividends, the incurrence of debt and liens, material changes in the nature of its business, related party transactions, and investments, in each case subject to certain customary exclusions and carveouts. In addition, Bitfarms must maintain a minimum of $50 million balance in cash at all times while amounts under the Facility are outstanding and must deposit additional amounts of cash if the average bitcoin price drops below certain thresholds as provided in the Loan Agreement (which funds will be returned if the bitcoin price returns to the previous thresholds).

The material change is further described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

Item 9 Date of Report

October 10, 2025.

Schedule “A”

Bitfarms Converts Macquarie Debt Facility to $300M Project Financing and Draws Additional $50M to Accelerate HPC/AI Development at Panther Creek Campus

-$300 million facility to fund Phase 1 of Panther Creek data center development with energization expected by YE 2026-

-On track to break ground on Panther Creek data center in Q4 2025-

This news release constitutes a “designated news release” for the purposes of the Company’s second amended and restated prospectus supplement dated December 17, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario and New York, NY (October 10, 2025) - Bitfarms Ltd. (Nasdaq/TSX: BITF) (the “Company”), a North American energy and digital infrastructure company, has converted its previously announced private debt facility for up to $300 million from Macquarie Group’s Commodities and Global Markets business (“Macquarie”), to an up to $300 million project-specific financing facility for the development of its data center campus in Panther Creek, Pennsylvania. Bitfarms will draw an additional $50 million from the converted facility, subject to customary closing conditions, for a total of $100 million drawn through closing, in order to accelerate long-lead time equipment purchases and advance HPC/AI development at its data center campus in Panther Creek, Pennsylvania.

CEO Ben Gagnon stated “I am excited to announce the conversion of our debt facility to the project level, the acceleration of equipment orders, and development of our Panther Creek HPC/AI campus. We intend to use this drawdown of an additional $50 million to fund civil works and substation construction at Panther Creek, which are on track to begin in Q4 2025. Converting the facility to the project level enables us to draw down on the full facility, accelerating our construction timelines, providing increased flexibility, and positioning us to capitalize on the substantial demand for HPC/AI infrastructure in Pennsylvania. We are thrilled to reach this important milestone with Macquarie, and I would like to thank them for being a supportive financing partner throughout the initial phases of HPC/AI development at our Panther Creek campus.”

Joshua Stevens, Managing Director, Macquarie Group’s Commodities and Global Markets business, stated, “We are proud to expand our partnership with Bitfarms to support the development of its marquee 350 MW HPC/AI campus in eastern Pennsylvania. With robust energy, fiber infrastructure and continued demand for data centers, Pennsylvania is quickly emerging as a new AI infrastructure hub. Bitfarms is well-positioned to deliver state-of-the-art digital infrastructure for prospective clients in what is emerging as the premier HPC/AI data center hub in the US.”

Northland Capital Markets acted as sole placement agent to the Company. Skadden, Arps, Slate, Meagher & Flom LLP acted as legal counsel to the Company. Latham & Watkins LLP acted as legal counsel to Macquarie. For further information, please refer to Bitfarms’ 6-K filed this morning.

About Bitfarms Ltd.

Bitfarms is a North American energy and digital infrastructure company that builds and operates vertically integrated, state-of-the-art data centers and energy infrastructure for high-performance computing and Bitcoin mining.

With a focus on U.S. growth, Bitfarms’ 1.3 GW energy pipeline is more than 80% U.S.-based and clustered in data center hotspots with robust access to power and fiber infrastructure.

Bitfarms was founded in 2017 and is a proven leader in digital infrastructure with operations throughout the Americas. Bitfarms is headquartered in New York, NY and Toronto, ON and traded on the Nasdaq and Toronto Stock Exchange.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
http://x.com/Bitfarms io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the benefits of converting the Macquarie debt facility to the project level and the acceleration of development of the Panther Creek HPC/AI campus, the objectives and timelines for such development, the prospectivity of Pennsylvania as a new AI infrastructure hub and the ability of the Company to successfully expand the infrastructure and operate in this sector, the growth opportunities and prospects for the Company, and other statements regarding future growth, plans and objectives of the Company are forward-looking information.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. This forward-looking information is based on assumptions and estimates of management of Bitfarms at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of Bitfarms to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors, risks and uncertainties include, among others: an inability to apply the Company’s data centers to HPC/AI opportunities on a profitable basis; a failure to secure long-term contracts associated with HPC/AI customers on terms which are economic or at all; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; an inability to satisfy the Panther Creek location related milestones which are conditions to loan drawdowns under the Macquarie Group financing facility; an inability to deploy the proceeds of the Macquarie Group financing facility to generate positive returns at the Panther Creek location; the construction and operation of new facilities may not occur as currently planned, or at all; expansion of existing facilities may not materialize as currently anticipated, or at all; new miners may not perform up to expectations; revenue may not increase as currently anticipated, or at all; the ongoing ability to successfully mine digital currency is not assured; failure of the equipment upgrades to be installed and operated as planned; the availability of additional power may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the power purchase agreements and economics thereof may not be as advantageous as expected; potential environmental cost and regulatory penalties due to the operation of the former Stronghold plants which entail environmental risk and certain additional risk factors particular to the former business and operations of Stronghold including, land reclamation requirements may be burdensome and expensive, changes in tax credits related to coal refuse power generation could have a material adverse effect on the business, financial condition, results of operations and future development efforts, competition in power markets may have a material adverse effect on the results of operations, cash flows and the market value of the assets, the business is subject to substantial energy regulation and may be adversely affected by legislative or regulatory changes, as well as liability under, or any future inability to comply with, existing or future energy regulations or requirements, the operations are subject to a number of risks arising out of the threat of climate change, and environmental laws, energy transitions policies and initiatives and regulations relating to emissions and coal residue management, which could result in increased operating and capital costs and reduce the extent of business activities, operation of power generation facilities involves significant risks and hazards customary to the power industry that could have a material adverse effect on our revenues and results of operations, and there may not have adequate insurance to cover these risks and hazards, employees, contractors, customers and the general public may be exposed to a risk of injury due to the nature of the operations, limited experience with carbon capture programs and initiatives and dependence on third-parties, including consultants, contractors and suppliers to develop and advance carbon capture programs and initiatives, and failure to properly manage these relationships, or the failure of these consultants, contractors and suppliers to perform as expected, could have a material adverse effect on the business, prospects or operations; the digital currency market; the ability to successfully mine digital currency; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power to operate cryptocurrency mining assets; the risks of an increase in electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which Bitfarms operates and the potential adverse impact on profitability; future capital needs and the ability to complete current and future financings, including Bitfarms’ ability to utilize an at-the-market offering program ( “ATM Program”) and the prices at which securities may be sold in such ATM Program, as well as capital market conditions in general; share dilution resulting from an ATM Program and from other equity issuances; the risks of debt leverage and the ability to service and eventually repay the Macquarie Group financing facility; volatile securities markets impacting security pricing unrelated to operating performance; the risk that a material weakness in internal control over financial reporting could result in a misstatement of financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; risks related to the Company ceasing to qualify as an “emerging growth company”; risks related to unsolicited investor interest, takeover proposals, shareholder activism or proxy contests relating to the election of directors; risks relating to lawsuits and other legal proceedings and challenges; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to Bitfarms’ filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission (the “SEC") at www.sec.gov), including the Company's annual information form for the year ended December 31, 2024, management’s discussion & analysis for the year-ended December 31, 2024 and the management's discussion and analysis for the six months ended June 30, 2025. Although Bitfarms has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by Bitfarms. There can be no assurance that such statements will prove to be accurate as actual results, and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. Bitfarms does not undertake any obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contact:

Laine Yonker

lyonker@bitfarms.com

Media Contact:

Caroline Brady Baker

cbaker@bitfarms.com

5